EXHIBIT I

December 2, 2014

David Friend

Todd Krasnow

Pravin Vazirani

Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Re:	Proposal to Purchase Carbonite, Inc.

Dear Gentlemen:

Over the last few months, we have had a chance to discuss j2 Global, Inc. and Carbonite, Inc. on a number of occasions, including our extremely enjoyable luncheon in Boston with David, Todd, Bob and me where we all got to talk through our respective views. At that lunch, we made clear that after more than two years as a patient stockholder, we believed it was time to see Carbonite take a strategic course that will maximize stockholder value in the near term. You requested time to consider our views and several weeks later David informed me that Carbonite’s board wanted to “stay the course” but was open at the “right price” to consider a sale of the company.

Since then, I have been thinking about our conversation and consulting with other members of the j2 board of directors and management team. Based on that, and based on information publicly available to us, j2 is ready, willing and able to acquire all outstanding shares of Carbonite stock that j2 does not now already own at a price of $15.00 per share payable in cash, representing a 28% premium to $11.76, today’s closing price of Carbonite common stock.

As you know, we first offered to purchase Carbonite over two years ago at a price per share of $10.50. And to demonstrate our belief in the value of the company, we invested over $20 million in Carbonite common stock to become the Company’s second largest stockholder. At that time, you indicated that the Company was not interested in the j2 proposal and that you expected the Company to create substantial additional value over time in excess of our proposal. Given that has not materialized, we believe the time has come for Carbonite to take affirmative steps to create that value. Whether it is this j2 offer or an alternative, we look forward to a transaction that creates value for all of Carbonite’s stockholders.

We are prepared to move expeditiously and cooperatively to complete a transaction and have the cash on hand to do so. Although we have performed due diligence based on publicly available information, we would like to commence confirmatory due diligence as soon as possible, and we would expect to enter into a customary confidentiality agreement. Any transaction would be subject to completion of our confirmatory due diligence and other customary conditions.

As you can appreciate, with a proposal of this type, time is of the essence. I hope you will agree that this offer represents a compelling return that can be delivered to all stockholders on an expedited basis. I look forward to hearing from you as soon as possible.

Sincerely,

Richard S. Ressler, Chairman

j2 Global, Inc.

cc:     Robert J. Cresci